December 12, 2018

Stefania Zilinskas
General Counsel
Tidal Royalty Corp.
161 Bay St., Suite 4010
Toronto, ON
Canada M5J 2S1

       Re: Tidal Royalty Corp.
           Amendment No. 1 to Registration Statement on Form 20-F
           Filed on November 29, 2018
           File No. 000-55992

Dear Ms. Zilinskas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2018 letter.

Amendment to Form 20-F filed November 29, 2018

Item 3 - Key Information
D. Risk Factors, page 4

1. Please add a new risk factor on the risks related to having a going concern audit opinion.
Item 4. Information On The Company
Portfolio, page 18

2. We restate prior comment 17 in part. For Diem, clarify when the royalty starts or advise.
3. We note the revised disclosure in response to comment 16 that financing will be advanced
 Stefania Zilinskas
Tidal Royalty Corp.
December 12, 2018
Page 2
         at "various stages of development of operations," and restate the comment in part. Please disclose any specific milestones or timelines related to the $12.5 million.
Item 8 Financial Information
A. Financial Statements and Other Financial Information, page 42

4. Please revise the reference in (b) to refer to the statements of changes in deficiency in your next amendment.
Item 19. Exhibits, page 60

5. We note the response to comment 28 and the two employment agreements are verbal in nature and so are not filed as exhibits. Pursuant to Instruction 10(b)(iii)(A) to Item 601 of
         Regulation S-K, please file written descriptions of the agreements as exhibits.
Report of Independent Registered Public Accounting Firm, page F-2

6. Please include a new Report of Independent Registered Public Accounting Firm in your next amendment indicating the name of the audit firm and include an audit firm signature.
         Refer to Rule 2-02 of Regulation S-X.
Financial Statements
Significant Accounting Policies, page F-8

7. We note your advertising and promotion expenses were material in 2018. Please revise your next amendment to disclose your accounting policy for the recognition and measurement of advertising and promotion expenses.
Note 10. Income Taxes, page F-22

8. We note your disclosure that, as of July 31,2018, the Company has non-capital losses carried forward of approximately $5,821,000, which is not consistent with the disclosure of the amount of losses expiring by year of $6,618,500. Please revise your next amendment to address this inconsistency.
       You may contact Christina Harley at 202-551-3695 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameStefania Zilinskas                            Sincerely,
Comapany NameTidal Royalty Corp.
                                                                Division of
Corporation Finance
December 12, 2018 Page 2                                        Office of
Financial Services
FirstName LastName